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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No. 4)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 ITT CORPORATION
                            (Name of Subject Company)

                                 ITT CORPORATION
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                (including the associated Series A Participating
                  Cumulative Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   450912 10 0
                      (CUSIP Number of Class of Securities)

                              RICHARD S. WARD, Esq.
                            Executive Vice President,
                     General Counsel and Corporate Secretary
                                 ITT Corporation
                           1330 Avenue of the Americas
                             New York, NY 10019-5490
                                 (212) 258-1000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             PHILIP A. GELSTON, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1000

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                                  INTRODUCTION

            The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

            The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

            On February 26, 1997, Hilton and HLT filed a motion for a preliminary injunction (the "Hilton Annual Meeting Motion") seeking to require the Company to hold its annual meeting in May 1997. A copy of the Hilton Annual Meeting Motion is filed as Exhibit 29 hereto and is incorporated herein by reference.

            Also on February 26, 1997, attorneys for Hilton and HLT filed a letter (the "Hilton Postponement Request") requesting that the U.S. District Court for the District of Nevada (the "Court") postpone the scheduled March 5, 1997, hearing on the Hilton Preliminary Injunction Motion. On February 28, 1997, the Company filed a memorandum in opposition (the "ITT Memorandum in Opposition to Postponement") to the Hilton Postponement Request. Copies of the Hilton Postponement Request and the ITT Memorandum in Opposition to Postponement are filed as Exhibits 30 and 31 hereto, respectively, and are incorporated herein by
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reference. On February 28, 1997, the Court issued an order denying the requested postponement.

            On February 28, 1997, Hilton and HLT filed a memorandum in opposition (the "Hilton Memorandum in Opposition to the Counsel Motion") to the Counsel Motion. Also on February 28, 1997, Latham & Watkins filed (i) an application for special appearance (the "Latham Special Appearance Application") in the Court; (ii) a motion to strike the Fischkin Affidavit (the "Latham Motion to Strike Fischkin Affidavit"); and (iii) a response to the Counsel Motion (the "Latham Counsel Motion Response"). Copies of the Hilton Memorandum in Opposition to the Counsel Motion, the Latham Special Appearance Application, the Latham Motion to Strike Fischkin Affidavit and the Latham Counsel Motion Response are filed as Exhibits 32, 33, 34 and 35 hereto, respectively, and are incorporated herein by reference.

Item 9. Exhibits.

            The response to Item 9 is hereby amended by adding the following new exhibits:

29. Hilton and HLT Motion for Preliminary Injunction Requiring ITT to Conduct its Annual Meeting in May 1997 dated February 26, 1997.

30. Letter of Schreck Morris requesting postponement of the Hilton Preliminary Injunction Motion hearing dated February 26, 1997.

31. ITT Memorandum in Opposition to the Hilton Postponement Request dated February 28, 1997.

32. Hilton Memorandum in Opposition to the ITT Motion for an Injunction Requiring Hilton to Discharge Latham & Watkins dated February 28, 1997.


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33.   Latham & Watkins Application for Special Appearance dated February 28,
      1997.

34. Latham & Watkins Objection to, and Motion to Strike, the Affidavit of Theodore J. Fischkin dated February 28, 1997.

35. Latham & Watkins Response to the ITT Motion for an Injunction Requiring Hilton to Discharge Latham & Watkins dated February 28, 1997.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                        ITT CORPORATION


                        By   /s/ RICHARD S. WARD
                           Name: Richard S. Ward
                           Title:   Executive Vice President,
                               General Counsel and
                               Corporate Secretary


Dated as of March 5, 1997


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                                  EXHIBIT INDEX

Exhibit                           Description                              Page
-------                           -----------                              ----

(29) Hilton and HLT Motion for Preliminary Injunction Requiring ITT to Conduct its Annual Meeting in May 1997 dated February 26,
      1997............................................................

(30) Letter of Schreck Morris requesting postponement of the Hilton Preliminary Injunction Motion hearing dated February 26,
      1997............................................................

(31)  ITT Memorandum in Opposition to the Hilton Postponement Request
      dated February 28, 1997.........................................

(32)  Hilton Memorandum in Opposition to the ITT Motion for an
      Injunction Requiring Hilton to Discharge Latham & Watkins dated
      February 28, 1997...............................................

(33)  Latham & Watkins Application for Special Appearance dated
      February 28, 1997...............................................

(34)  Latham & Watkins Objection to, and Motion to Strike, the
      Affidavit of Theodore J. Fischkin dated February 28,
      1997............................................................

(35) Latham & Watkins Response to the ITT Motion for an Injunction Requiring Hilton to Discharge Latham & Watkins dated February
      28, 1997.........................................................